Exhibit 99.4

CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects Part 8.1.

a)	Name, Address, Occupation:

Bernard Peters

OreWin Pty Ltd, 140 South Terrace, Adelaide South Australia 5000, Australia

Mining Engineer, employed as Technical Director – Mining.

b)	Title and Date of Technical Report:

Çöpler District Master Plan 2020 (CDMP20) dated 30 November 2020 (the “Technical Report”)

c)	Qualifications:

I graduated from the University of Melbourne, Australia with a Bachelor of Engineering in Mining Engineering in 1986. I am a Fellow of the Australasian Institute of Mining and Metallurgy (no. 201743). I have practised my profession continuously since 1986 and have experience in mining operations and consulting at and for projects in various countries including Australia, Bolivia, Canada, Democratic Republic of the Congo, Indonesia, Kazakstan, Kyrgyzstan, Mongolia, Peru, Philippines, Russia, South Africa, Turkey, and USA. I have managed and been responsible for studies with multidisciplinary teams of professionals in the mining industry including geology, mining engineering, processing and infrastructure. As a result of my qualifications and experience, I am a Qualified Person as defined in National Instrument 43-101.

d)	Site Inspection:

I visited the project 13–17 May 2019, 15–21 September 2019, 14–18 October 2019, 18–21 November 2019, and 27 February to 4 March 2020. The site visits included briefings from geology and exploration, mine, processing, environmental, permitting, and corporate personnel, site inspections of current and future areas for mining and plant and infrastructure, and discussions with other consultants. In addition, several visits to SSR Mining’s head office in Denver Colorado were undertaken during the same timeframe for the purpose of project-related meetings.

e)	Responsibilities:

I am responsible for the overall preparation of the CDMP20 and, the Mineral Reserve estimates, Sections 1 to 4; Sections 5 and 6; Section 13; Sections 15 to 27.

f)	Independence:

I am independent of SSR Mining Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.

g)	Prior Involvement:

I have been working on various aspects of the studies of the project since 2018.

h)	Compliance with NI 43-101:

I have read National Instrument 43-101 and Form 43-101FI and the Technical Report has been prepared in compliance with same.

i)	Disclosure:

As of 30 November 2020, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated: 30 November 2020

/s/Bernard Peters

Bernard Peters

Technical Director – Mining

OreWin Pty Ltd

OreWin Pty Ltd    ACN 165 722 574

140 South Terrace Adelaide 5000

P +61 8 8210 5600  E orewin@orewin.com  W orewin.com